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United States
Securities and Exchange Commission
Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2001

Sparkling Spring Water Group Limited

6560 McMillan Way, Vancouver, British Columbia, V6W 1L2 (Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]
Form 20-F X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes	No X

    On April 2, 2001, Sparkling Spring Water Group Limited issued a press release announcing record 2000 revenue and EBITDA.

Exhibit I—Sparkling Spring Water Group Limited press release dated April 2, 2001 announcing record 2000 revenue and EBITDA.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sparkling Spring Water Group Limited
By:	/s/ DAVID M. ARNOLD
Name:	David M. Arnold
Title:	Vice President Finance, Treasurer

Date: April 3, 2001

Exhibit 1

PRESS RELEASE (For Immediate Release)	April 2, 2001

SPARKLING SPRING WATER GROUP LIMITED ANNOUNCES RECORD
2000 REVENUE AND EBITDA
(All currency amounts in US$)

    VANCOUVER, B.C. Spring Water Group Limited announced record full year 2000 EBITDA, up 12.0% to $19.2 million from $17.1 million in 1999. The 2000 revenue increased 8.4% to a record $69.3 million from $63.9 million in 1999. EBITDA excludes an acquisition charge of $0.5 million in 2000 and $0.1 million in 1999. For 2000, the Company recorded a net income of approximately $44,000 after inclusion of extraordinary gains of $1.1 million related to early retirement of debt. This compares to a net loss of $1.8 million in 1999. The Company's customer location base ended 2000 at 182,000 up 14% from a base of 160,000 in 1999.

    The Company's 2000 operating results were driven by its home and office water business which achieved an increase of 9.4% in water revenues over 1999 on a unit volume increase of 14.9%. Declines in the exchange rates (primarily the British Pound) resulted in a decrease of approximately 4% in reported home and office revenue growth. The EBITDA margin for the year increased to 27.7% up from 26.8% in 1999. Selling, delivery and administrative expenditures decreased as a percentage of revenue by 1.3% to 53.8% from 55.1% in 1999 as Sparkling Spring Water Holdings Limited, parent company of Sparkling Spring Water Group Limited, absorbed $1.6 million of administrative expenses in 2000 versus $0.1 million in 1999.

    Mr. G. John Krediet, Chairman and CEO of Sparkling Spring stated, "I am pleased with the results for 2000. They reflect a solid performance. I am particularly pleased with our organic customer growth of 12,000 rental customers up 9.5% over our beginning rental base." Mr. Krediet added, " In the year 2001 we plan to focus our efforts on further increasing our internal customer growth and we also plan to resume acquisition activity as market opportunities arise."

    The declines in the currency exchange rate of the Pound Sterling reduced reported 2000 revenue and EBITDA by approximately $1.7 million and $0.7 million or by 2.4% and 3.7%, respectively. In 2000, interest expense decreased by $3.6 million from $11.7 million in 1999 to $8.1 million. Exclusive of the benefits from gains on the Company's currency swaps and non-cash interest amortization, cash interest decreased $0.2 million from $12.1 million in 1999 to $11.9 million in 2000. Lower average interest rates in 2000 resulting from the repurchase of senior subordinated notes in 1999 offset the increase in interest expense due to higher debt levels required to fund the 2000 acquisitions of $5.2 million and capital expenditures of approximately $11.0 million including a new plant in Scotland.

    Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" and "Rocky Mountain Springs" in British Columbia, Canada, "Cool Spring", "Sparta" and "Rocky Mountain Springs" in Alberta, Canada and in the United States, "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

    The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, the cost or availability of both water from the Company's water sources and fuel required to deliver the Company's products, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
 K. Dillon Schickli
Sparkling Spring Water Group Limited
c/o C.F. Capital Corporation
P. O. Box 1415
Edwards, CO. 81632
970-926-4826
Fax: 970-926-4827

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SIGNATURE
SPARKLING SPRING WATER GROUP LIMITED ANNOUNCES RECORD 2000 REVENUE AND EBITDA (All currency amounts in US$)